UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              DYNADAPT SYSTEM, INC.
                                (Name of Issuer)
                                  Common Stock,
                         (Title of Class of Securities)

                                   26779W 10 3
                                 (CUSIP Number)


                                  Suite 200 E,
                               10200 W. 44th Ave,
                              WheatRidge, CO 80033

                                 (303) 940-2090
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 May 4, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

- ------------------------------------------------------------------------------
CUSIP #26779W 10 3                     13D                    Page 2 of 8 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     New Mexico Energy,LLC (beneficially Robert A. Doak, Jr.)


- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO

- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               7,333,333
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     7,333,333
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,333,333
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     77%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    Co
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
CUSIP #26779W 10 3                     13D                    Page 3 of 8 Pages
- -----------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Robert A. Doak, Jr. (Benficial owner of New Mexico Energy, LLC)
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               7,333,333
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     7,333,333 (1)
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,333,333 (1)
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     77% (1)
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    I
- ------------------------------------------------------------------------------

(1) Through New Mexico Energy LLC of which he is Manager and beneficial owner.


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  Page 4 of 8

Item 1.  Security and Issuer.


     This Schedule 13D relates to the common stock ("common stock"), of Dynadapt System, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at: Suite 210-E, 10200 W. 44th Ave., Wheat Ridge, CO 80033


Item 2.  Identity and Background.

New Mexico Energy, LLC is beneficially owned and managed by Robert A. Doak, Jr. 1207 Alta, Trinidad, NM 81082, retired Geologist, US Citizen

No person listed above has been convicted of any crime, nor has any person been subject to any civil, administrative, injunctive or other Order in the past 5 years, which enjoined, prohibited or mandated any behavior.

Item 3. Source and Amount of Funds or Other Consideration.

Exchange of 7,333,333  shares of Dynadapt  System,  Inc. for equal shares of Sun
River   Energy,   Inc.  to  reporting   person  in  a  Plan  and   Agreement  of
Reorganization. No funds were used, given, or borrowed

Item 4.  Purpose of Transaction.


               a) The Plan and Agreement of Reorganization by and between the reporting person and Dynadapt System, Inc. and Sun River Energy, Inc. dated April 21, 2006 resulted in a change in control of Issuer.

               After the change of control, the Issuer changed its business plan to engage in oil and gas and coal bed methane exploration on approximately 150,000 acres of mineral prospects.

               As part of the Plan and agreement of Reorganization a total of 8,633,333 shares of Common Stock were issued to shareholders of Sun River Energy, Inc., one of whom is reporting herein, to allow the acquisition of Sun River Energy, Inc., with its mineral property, by the Company.



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  Page 5 of 8


     (b) An extraordinary corporate transaction of an acquisition of Sun River Energy, Inc. as a wholly owned subsidiary of Issuer, was accomoplished.

     (c) No sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries has occurred, or is intended to occur as a result of this transaction

     (d) A change in the present board of directors or management of the Issuer is expected at next annual meeting and new directors will be added as follows:

THOMAS ANDERSON, age 40, presently works as a Senior Environmental Scientist for the Energy and Environmental Engineering Division of Apogen Technologies in Los Alamos, New Mexico. He earned his B.S. in Geology from Denison University and his M.S. in Environmental Science and Engineering from Colorado School of Mines. Mr. Anderson has worked for past 16 years in the environmental consulting field, providing environmental compliance, characterization and remediation services to Department of Energy, Department of Defense, and industrial clients. He formerly worked as a Senior Environmental Scientist at Concurrent Technologies Corp. from November 2000 to December 2004. From March 2000 to November 2000 he was employed as a hydrologist at Stone & Webster Engineering, Inc. From July 1998 to March 2000 he was employed by advanced Integrated Management Services as an Environmental Scientist/Engineer. From 1997 to 1998 he was a graduate research assistant at Colorado School of Mines in the Environmental Science and Engineering Program.

STEPHEN W. WEATHERS, age 44, earned his B. S. in Geology from Boise State University. He has worked as an environmental geologist both in the mining industry and oil and gas industry. His duties included permitting, environmental compliance, environmental remediation/reclamation and natural gas asset acquisitions both in the United States and Canada. Mr. Weathers worked for Maxxim Environmental/Terracon from 1997 through 1999 and presently works in the environmental remediation division for a Duke Energy Field Services which is a natural gas processing company (1999-2002). Mr. Weathers also serves as a director of Sun River Mining, Inc. which is seeking a business acquisition.


DAVID SURGNIER, age 57, Director Nominee, earned his B.S. in Mathematics in 1971 from the University of Oklahoma, his B.S. in Petroleum Engineering in 1972 from the University of Oklahoma, and his M.S. in Petroleum Engineering in 1984 from the University of Texas.

Mr. Surgnier currently serves as President/Engineer for Delta Gas Corporation and Delta Environmental since 1992. From 1986 to 1992 he was the Rocky Mountain Regional Manager for Completion Technology International of Denver, Colorado. Mr. Surgnier was the Manager of Special Projects for Texas Iron Works of Houston, Texas from 1980-1986. Mr. Surgnier was the Drilling and Production Engineer from 1972-1980 for Atlantic Richfield Oil Company located in Houston, Texas and ARCO Alaska.

Mr. Surgnier has 33 years experience as a Petroleum Engineer, Project and Regional Manager, Technical writer and presenter. Developer, Inventor and co-Inventor of Patented and Proprietary equipment and products, for the Petroleum and Environmental Industry. He has operated and managed projects onshore and offshore in North & South America, North Slope of Alaska, Cook Inlet of Alaska and the Middle East.

He has also drilled and completed domestic water supply wells for individuals, the Chickasaw, Choctaw and Seminole Nations, and U.S. Public Health Service. Oilfield water supply wells for Cities Service Co., Framers Energy Corporation, Botcher Gas Company, Cameron Oil Company and Phillips Petroleum Corporation. Municipal Water Supply Wells for the Cities of Stewart, McAlister, Stonewall Ada and Tribbey, Oklahoma.

Environmental Consultant to Environmental Resource Management, Biotreatment, Inc., Aarow Environmental, Inc., Argonne National Laboratory and the University of Chicago.

He has numerous Patents & Inventions and has written many professional Articles involving petroleum engineering.

The term of office for each director is one (1) year, or until his/her successor is elected at the Company's annual meeting and qualified. The term of office for each officer of the Company is at the pleasure of the board of directors.

The board of directors has no nominating, auditing committee or a compensation committee. Therefore, the selection of person or election to the board of directors was neither independently made nor negotiated at arm's length.


     (e) No material change in the present dividend policy of the Issuer has been made.

     (f)  A material  change in the Issuer's  business or  corporate  structure;
          None  other  then  as   reflected   in  the  Plan  and   Agreement  of
          Reorganization. attached hereto as an Exhibit

     (g) No change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person has occurred, except the Company intends to amend its Articles to Change the name to Sun River Energy, Inc.

     (h) Not Applicable

     (i) Not Applicable

     (j) Not Applicable


Item 5.  Interest in Securities of the Issuer.

Name                                        Shares Owned               Percent
----                                        ------------               -------

New Mexico Energy, LLC                      7,333,333                  77%
(beneficially Robert A. Doak, Jr.)

      (a) No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Company entered into a Plan and Agreement of Reorganization which contains the entire Agreement by and between the parties and the Company which is attached hereto as Exhibit 10.1.

Item 7. Material to be filed as Exhibits.


     10.1  Plan and Agreement of Reorganization

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2006




                                     By:      Robert A. Doak, Jr.

                                     Its:


                                     By:      New Mexico Energy, LLC

                                     Its: